SEALSQ CORP

Avenue Louis-Casai 58

Contrin

Switzerland

1216

November 25, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Patrick Fullem Division of International Corporate Finance

Re:	SEALSQ Corp Registration Statement on Form F-3 (Registration No. 333- 283358)

Dear Mr. Fullem:

SEALSQ Corp hereby requests that the effectiveness of the Registration Statement on Form F-3 (Registration No. 333-283358) to be accelerated to 4:00 P.M. on Wednesday, November 27, 2024, or as soon thereafter as possible.

Please call us at 011-41-22-594-3000 or our outside legal counsel from Patterson Belknap Webb & Tyler LLP at 212-336-2301 if you have any questions.

Very truly yours,

SEALSQ Corp

By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer

cc: Herman H. Raspé, Esq. (Patterson Belknap Webb & Tyler LLP)